UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number 001-39005

SNDL INC.

(Registrant’s name)

#300, 919 - 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in SNDL Inc.’s registration statements on Form F-3 (File No. 333-253169 and File No. 333-253813) and Form S-8 (File No. 333-233156, File No. 333-262233, File No. 333-267510 and File No. 333-269242) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNDL INC.
Date: May 12, 2023	By:	/s/ Zach George
	Name:	Zach George
	Title:	Chief Executive Officer and Director

EXHIBIT

Exhibit	Description of Exhibit
99.1	Condensed Consolidated Interim Financial Statements for the Three Months Ended March 31, 2023 and 2022
99.2	Management’s Discussion and Analysis for the Three Months Ended March 31, 2023 and 2022
99.3	Form 52-109F2 Certificate of Interim Filings by CEO (pursuant to Canadian regulations)
99.4	Form 52-109F2 Certificate of Interim Filings by CFO (pursuant to Canadian regulations)